

January 22, 2015

Via E-mail
Mr. Stephen M. Kadenacy
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, California 90067

> **Re:** **AECOM Technology Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2014**
> **Filed November 17, 2014**
> **File No. 0-52423**

Dear Mr. Kadenacy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended September 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition –Results of Operations, page 48

1. In future filings please ensure that your discussion and analysis of segment results provides investors with an understanding of all material factors contributing to the changes and quantify those changes when providing your analysis. For example, your discussion and analysis of the Professional Technical Services segment's gross profit states that it decreased as a result of a decline in "revenue in engineering and program management services in the Americas partially offset by the collection of a previously reserved receivable." If that variance materially impacted the Professional Technical Services segment gross profit, then a thorough explanation of the material factors contributing to the decline in the segment gross profit should be provided in order for investors to fully understand the segment's operating results. Additionally, please quantify the amount of the previously collected receivable. It appears that amount may be

up to $6.8 million based on your Schedule II: Valuation and Qualifying Accounts disclosure on page 118. Therefore, absent its collection it appears that the decrease in the Professional Technical Services segment gross profit would have been greater than the $51.7 million. If the entire remaining change is then attributed to the decline in revenue from the engineering and program management services in the Americas, then it would appear that the gross profit on that piece would have contributed significantly more to the gross profit line ($51.7 million plus the amount of the previously reserved receivable divided by $120 million disclosed on page 49). As such, there appears to be a disproportionate difference when compared to the disclosed gross profit percentage of 8.2% for that segment that should be fully explained. Please provide us with a revised draft of the disclosure that you intend to include in your next Form 10-K. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

2. Similar to our comment 1 above, there appears to be a lack of discussion of your MSS segment's gross profit change for the year. Specifically you state that MSS segment's gross profit increased primarily as a result of "a previously reserved Libya – related project receivable offset by decreased services provided to the US government in the Middle East." Please quantify the amount of the previously reserved Libya related project receivable. Please also confirm whether that amount and the amount of the previously reserved receivable which was discussed in your Professional Technical Services segment in total approximated the $6.8 million disclosed in your Schedule II: Valuation and Qualifying Accounts disclosure on page 118. Finally, please provide an explanation that fully describes why the decrease in services provided to the US Government in the Middle East had such a disproportionate impact on segment gross margin percentage which increased from prior year's 5.9% to 9.7% as of September 30, 2014. Please provide us with a revised draft of the disclosure that you intend to include in your next Form 10-K. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Note 7- Joint Ventures and Variable Interest Entities, page 85

3. Per our comment letter dated March 11, 2014, we had requested that you update your future filings to include (a) gross profit, (b) net income and (c) net income attributable to AECOM as is required by Article 1-02(bb)(l)(ii) of Regulation S-X. In your response dated April 11, 2014, you disclose that "…. the operating income the Company discloses in its Joint Ventures and Variable Interest Entity footnote equates to gross profit." You further disclose that AECOM will include clarifying disclosure in future From 10-Q and Form 10-K filings, as follows:

    "Total revenue of the unconsolidated joint ventures was $518.4 million and $527.5 million for the three months ended December 31, 2013 and 2012, respectively. Total gross profit *operating income, which also materially equates to net income, of the unconsolidated joint ventures was $10.0 million and $11.7 million for the three months ended December 31, 2013 and 2012, respectively."*

We note that in your subsequent Forms 10-Q filed for your first, second and third quarters for fiscal year 2014, the above referenced disclosure was made in your filings. Given the absence of this clarifying information in your current Form 10-K, please tell us whether there may have been any material changes in your unconsolidated joint ventures and the way they operate such that gross profit no longer equates to operating income; and whether that also may not materially equate to net income. If there have been no changes, please update your disclosures in future filings to include similar clarifying language as has been done previously.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief